UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Air Transport Services Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

00922R105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00922R105

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Amazon.com, Inc. 91-1646860
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power* 4,899,749
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power* 4,899,749
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person* 4,899,749
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9)** 7.60%
12.	Type of Reporting Person (See Instructions) CO

*	See Item 4 below.
**	Based on 59,568,299 shares of common stock, par value $0.01 per share (“Common Stock”), of Air Transport Services Group, Inc. (the “Issuer”) outstanding as of November 7, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, filed with the Securities and Exchange Commission on November 7, 2016, plus 4,899,749 shares of Common Stock issuable upon the exercise of the Warrant (as defined below) as of December 31, 2016.

Item 1.

	(a)	Name of Issuer Air Transport Services Group, Inc.

	(b)	Address of Issuer’s Principal Executive Offices 145 Hunter Drive Wilmington, Ohio 45177

Item 2.

	(a)	Name of Person(s) Filing Amazon.com, Inc.

	(b)	Address of Principal Business Office or, if none, Residence 410 Terry Avenue North Seattle, Washington 98109

	(c)	Citizenship Delaware

	(d)	Title of Class of Securities Common Stock, par value $0.01 per share

	(e)	CUSIP Number 00922R105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 4,899,749*

(b) Percentage of class: 7.60%**

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 4,899,749

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 4,899,749

(iv) Shared power to dispose or to direct the disposition of: 0

*	On March 8, 2016, pursuant to the Investment Agreement, dated as of March 8, 2016 (the “Investment Agreement”), by and between Amazon.com, Inc. (“Amazon”) and the Issuer, the Issuer issued Amazon a warrant (the “Warrant”) to acquire up to 12,810,629 shares of Common Stock, a portion of which became exercisable upon the occurrence of the Issuer’s annual stockholders’ meeting on May 12, 2016. The remaining shares of Common Stock subject to the Warrant will vest and become exercisable upon the achievement of certain commercial milestones, subject to certain regulatory approvals and the terms and conditions outlined in the Warrant.

The number of shares of Common Stock that are currently exercisable is calculated with reference to applicable notification and clearance thresholds in the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and is reported in this statement with reference to the market price of the Common Stock (as calculated pursuant to the HSR Act) and the applicable HSR Act thresholds as of December 31, 2016. To the extent the market price of the Common Stock increases or the applicable HSR Act threshold decreases, the number of shares of Common Stock beneficially owned by Amazon would decrease. To the extent the market price of the Common Stock decreases or the applicable HSR Act threshold increases, the number of shares of Common Stock beneficially owned by Amazon would increase.

**	Based on 59,568,299 shares of Common Stock outstanding as of as of November 7, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, filed with the Securities and Exchange Commission on November 7, 2016, plus 4,899,749 shares of Common Stock issuable upon the exercise of the Warrant as of December 31, 2016.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following    ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2017

AMAZON.COM, INC.

By:	/s/ David A. Zapolsky
David A. Zapolsky
Senior Vice President